

Joshua Abady · 2nd

Co-Founder & COO at Manna

New York, New York · 456 connections · Contact info

Manna

The Johns Hopkins University

Experience

Co-Founder & Chief Operating Officer

Manna

Apr 2019 – Present · 1 yr 5 mos

Greater New York City Area

Self Employed

9 yrs

Standardized Test Tutor, Chess Instructor

Self-employed

2011 – Present · 9 yrs

Greater New York City Area

Professional Poker Player

Full-time

Mar 2017 – Apr 2019 · 2 yrs 2 mos

Chess Instructor

NSCF: National Scholastic Chess Foundation · Part-time

Jun 2016 – Apr 2017 · 11 mos

Taught in schools around Westchester, grades K-5

Private Tutor
Varsity Tutors · Part-time
Jun 2016 – Mar 2017 · 10 mos

Private SAT and ACT tutor, high school math tutor

Education

The Johns Hopkins University
Bachelor of Arts (B.A.), East Asian Studies
2012 – 2016

Solomon Schechter School of Westchester
2004 – 2012

The Johns Hopkins University
Bachelor of Arts - BA, East Asian Studies
2012 – 2016

Skills & Endorsements

Social Media · 9

Endorsed by **Rachel Abady, who is highly skilled at this**

Public Speaking · 8

Abraham Aaron Abady and 7 connections have given endorsements for this skill

Microsoft Office · 6

Abraham Aaron Abady and 5 connections have given endorsements for this skill

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